UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

Immunome, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

45257U108
(CUSIP Number)

Isaac Barchas 1807 W. 11th Street, Austin, TX 78703 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 12, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Venture II, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,471,613

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,471,613

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,471,613

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(1)
As reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2023, as of October 2, 2023, there were 42,729,097 shares of Common Stock issued and outstanding. Percent ownership calculations in this Statement are calculated by using a denominator of (a) 42,729,097 shares of Common Stock outstanding plus (b) 76,885 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of October 12, 2023, beneficially owned by the Reporting Persons.

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Venture II-B, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

942,768

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

942,768

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,768

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Arsenal Bridge Advisors, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,414,381

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,414,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,381

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

RBP Catalyst Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

176,267

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

176,267

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,267

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Research Bridge Partners, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

297,947

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

297,947

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,947

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Isaac Barchas

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

198,565

	8	SHARED VOTING POWER

2,712,328

	9	SOLE DISPOSITIVE POWER

198,565

	10	SHARED DISPOSITIVE POWER

2,712,328

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910,893

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 45257U108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

James Graham

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,414,381

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,414,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,381

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 45257U108	SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.0001 per share (“Common Stock”), of Immunome, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 665 Stockton Drive, Suite 300, Exton, PA 19341.

Item 2.  Identity and Background.
(a)  This Statement is being filed by:

1.	Arsenal Bridge Venture II, LLC, a Delaware limited liability company (“ABV II”),
2.	Arsenal Bridge Venture II-B, LLC, a Delaware limited liability company (“ABV II-B”),
3.	Arsenal Bridge Advisors, LLC, a Delaware limited liability company (the “Investment Adviser”)
4.	RBP Catalyst Fund, L.P., a Delaware limited partnership (“RBP Catalyst”),
5.	Research Bridge Partners, Inc., a Delaware corporation (“RBP”),
6.	Isaac Barchas, and
7.	James Graham (collectively, the “Reporting Persons”).

Each of ABV II, ABV II-B, RBP Catalyst, RBP and Isaac Barchas is the record and direct beneficial owner of the shares of Common Stock covered by this Statement.

The Investment Adviser is the investment adviser of ABV II and ABV II-B and may be deemed to beneficially own securities owned by ABV II and ABV II-B pursuant to a power of attorney from ABMHC II, LLC, the managing member of ABV II and ABV II-B. Each of Isaac Barchas and James Graham may be deemed to beneficially own securities owned by ABV II and ABV II-B.

RBP is the general partner of RBP Catalyst and may be deemed to beneficially own securities owned by RBP Catalyst. Mr. Barchas is the Chief Executive Officer of RBP and exercises voting and investment power over the shares owned by RBP and RBP Catalyst, and therefore may be deemed to beneficially own securities owned RBP and RBP Catalyst.

(b)  The address of the principal business office of each Reporting Person is 1807 W. 11th Street, Austin, Texas, 78703.

(c)  The principal business of ABV II and ABV II-B is purchasing, holding and selling securities for investment purposes. The principal business of the Investment Adviser is serving as investment manager of ABV II and ABV II-B. The principal business of RBP Catalyst is purchasing, holding and selling securities to support the charitable purpose of RBP. The principal business of RBP is advancement of science in the public interest. The principal business of Isaac Barchas is serving as Chief Executive Officer of RBP. The principal business of James Graham is managing RBP Catalyst's investments.

The directors and executive officers of RBP are listed on Schedule I attached hereto, which is incorporated herein by reference into this Item 2 (“Schedule 1”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 12, 2023, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this Statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

(d)  During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaac Barchas, James Graham and each of the other persons set forth on Schedule 1 are United States citizens, and the other Reporting Persons are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

Prior to the closing of the Merger (defined below), (i) ABV II held 4,623,812 shares of Series A preferred stock of Morphimmune (the “Series A Preferred Stock”), (ii) ABV II-B purchase 3,099,174 shares of Series A-2 preferred stock of Morphimmune (the “Series A-2 Preferred Stock”), (iii) RBP Catalyst held 579,446 shares of Series A-1 preferred stock of Morphimmune (the “Series A-1 Preferred Stock”), (iv) RBP Catalyst held 579,446 shares of Series A-1 preferred stock of Morphimmune (the “Series A-1 Preferred Stock”), (v) RBP held 400,000 shares of common stock of Morphimmune and (vi) Isaac Barchas held 400,000 shares of common stock of Morphimmune and 57,920 stock options of Morphimmune exercisable within 60 days of October 2, 2023.

Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of June 29, 2023, by and among the Issuer, Morphimmune and Ibiza Merger Sub, a wholly-owned subsidiary of the Issuer (“Merger Sub”), Merger Sub was merged with and into Morphimmune on October 2, 2023, with Morphimmune becoming a wholly owned subsidiary of the Issuer (the “Merger”).

At the closing of the Merger, the shares of Series A Preferred Stock held by ABV II were automatically converted into 1,471,613 shares of Common Stock, which resulted in ABV II holding a total of 1,471,613 shares of Common Stock.

At the closing of the Merger, the shares of Series A-2 Preferred Stock held by ABV II-B were automatically converted into 942,768 shares of Common Stock, which resulted in ABV II-B holding a total of 942,768 shares of Common Stock.

At the closing of the Merger, the shares of Series A-1 Preferred Stock held by RBP Catalyst were automatically converted into 176,267 shares of Common Stock, which resulted in RBP Catalyst holding a total of 176,267 shares of Common Stock.

At the closing of the Merger, the 400,000 shares of Morphimmune common stock held by RBP were automatically converted into 121,680 shares of Common Stock, which resulted in RBP holding a total of 121,680 shares of Common Stock.

At the closing of the Merger, the 400,000 shares of Morphimmune common stock held by Isaac Barchas were automatically converted into 121,680 shares of Common Stock, which resulted in Isaac Barchas holding a total of 121,680 shares of Common Stock. The 57,920 stock options of Morphimmune exercisable within 60 days of October 2, 2023 were automatically converted into 76,885 stock options of Immunome exercisable within 60 days of October 2, 2023.
Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Effective on October 4, 2023, at the closing of the Merger, Isaac Barchas, the former Chairman of the Morphimmune board of directors, was appointed as a Class II member of the Issuer’s board of directors to serve a term lasting through the 2025 annual meeting of stockholders or until his successor is duly elected and qualified. Mr. Barchas was also appointed to be the Lead Independent Director. Mr. Barchas will participate in the compensation arrangements applicable to the Issuer’s non-employee directors and board committee members.

The Reporting Persons acquired the securities described in this Statement for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board of Directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

(c)  The information set forth in Item 3 is hereby incorporated by reference into this Item 5(c).

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1, has effected any transactions in the Common Stock in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Isaac Barchas, along with certain of the Issuer’s stockholders, have entered into agreements (the “Lock-up Agreements”), pursuant to which such parties have agreed, from the closing of the Merger until 180 days from the closing date of the Merger (the “Lock-up Period”), not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the stockholder in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities of Issuer which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit or other equity award (collectively, “Locked-up Shares”), (b) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Locked-up Shares, regardless of whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, (c) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or (d) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (a) or (c) above or transaction or arrangement described in clause (b) above, in each case other than certain specified exceptions.

The foregoing description of the Lock-up Agreements is only a summary and is qualified in its entirety by the form of Lock-up Agreement, filed herewith as Exhibit B, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:

Exhibit A	Joint Filing Agreement.*

Exhibit B	Form of Lock-up Agreement*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dates:  October 12, 2023

Arsenal Bridge Venture II, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Venture II-B, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Advisors, LLC

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Authorized Person

RBP Catalyst Fund, L.P.
By:	Research Bridge Partners, LLC, its General Partner
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Research Bridge Partners, Inc.

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	President & CEO

/s/ Isaac Barchas
Isaac Barchas

/s/ James Graham
James Graham

SCHEDULE 1
Executive Officers and Directors

The name and principal occupation of each executive officer and directors of Research Bridge Partners, Inc. (“RBP”) are set forth below.  The address for each person listed below is c/o Research Bridge Partners, Inc., 1807 W. 11th Street, Austin, Texas, 78703.  All executive officers and directors listed are United States citizens.  None of the executive officers or directors of RBP owns any shares of common stock, par value $0.0001 per share, of Immunome, Inc., except Isaac Barchas as disclosed in the statement on Schedule 13D.

Executive Officers:

Name	Principal Occupation
Reid Hoffman	Chair of the Board
Isaac Barchas	President & Chief Executive Officer, Secretary
Lydia McClure	Vice President

Exhibit A

JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Immunome, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto.  Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of this 12th day of October, 2023.

Arsenal Bridge Venture II, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Venture II-B, LLC
By:	ABHMC II, LLC, its Managing Member
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Arsenal Bridge Advisors, LLC

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Authorized Person

RBP Catalyst Fund, L.P.
By:	Research Bridge Partners, LLC, its General Partner
By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	Managing Member

Research Bridge Partners, Inc.

By:	/s/ Isaac Barchas
Name:	Isaac Barchas
Title:	President & CEO

/s/ Isaac Barchas
Isaac Barchas

/s/ James Graham
James Graham

Exhibit B

EXECUTION VERSION

Lock-Up Agreement

June 29, 2023

Ladies and Gentlemen:

The undersigned (the “Stockholder”) understands that: (i) IMMUNOME INC., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of June 29, 2023 (the “Merger Agreement”), with MORPHIMMUNE INC., a Delaware corporation (the “Company”), and Ibiza Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which at the effective time (the “Effective Time”), Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation; and (ii) in connection with the Merger, the stockholders of the Company will receive shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of the parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees that the Stockholder will not, subject to the exceptions set forth in this letter agreement, during the period commencing upon the date hereof and ending on the date that is 180 days after the Effective Time (the “Restricted Period”), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock, including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities of Parent which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit or other equity award (collectively, “Shares”), (b) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, regardless of whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, (c) make any demand for or exercise any right with respect to the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock, or (d) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (a) or (c) above or transaction or arrangement described in clause (b) above, in each case other than:

(i) transfers of Shares as bona fide charitable contributions, gifts or donations;

(ii) transfers or dispositions of Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder;

(iii) transfers or dispositions of Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder;

(iv) transfers of Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder;

(v) transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vi) transfers or dispositions not involving a change in beneficial ownership;

(vii) if the Stockholder is a trust, transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary;

(viii) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s capital stock involving a change of control of the Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the restrictions contained in this letter agreement;

(ix) any sales in open market transactions (including, without limitation, the establishment of a 10b5-1 Plan (as defined below) and any sales pursuant to such 10b5-1 Plan) during the Restricted Period to generate such amount of net proceeds to the Stockholder from such sales (after deducting commissions) in an aggregate amount up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting and/or settlement of restricted stock units held by the Stockholder that are scheduled to vest and/or settle immediately prior to or during the Restricted Period;

(x) in the case of an entity, by virtue of laws of the state of the entity’s organization and the entity’s organizational documents, upon dissolution of the entity; and

(xi) to the extent required by any legal or regulatory order;

provided, that in each case of clauses (i)-(vii), (a) no filing by any party (including any donor, donee, transferor or transferee, distributor or distributee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period), (b) any such transfer or distribution shall not involve a disposition for value, and (c) the transferee or donee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Stockholder or the transferee or donee provides Parent with a copy of such agreement promptly upon consummation of any such transfer; provided further, that in the case of clause (ix), filings under Section 16(a) of the Exchange Act shall only be permissible if such filing clearly indicates in the footnotes thereto that the filing relates to securities being sold to generate net proceeds up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting and/or settlement of Parent equity awards. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Notwithstanding the restrictions imposed by this letter agreement, the Stockholder may (a) exercise an option or warrant to purchase Shares or settle a restricted stock unit or other equity award (including a net or cashless exercise of such option or warrant provided the Shares are transferred to Parent and not sold on the open market) and provided further, that the underlying Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) transfer Shares to Parent or in open market transactions, in each case, to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of such options, warrants, restricted stock units or other equity awards, as applicable, provided that any such transfer of Shares in open market transactions shall only be permitted during the Stockholder’s post-termination exercise period in the event the Stockholder’s continuous service with Parent is terminated and that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such open market transactions, (c) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 Plan”) for the transfer of Shares, provided that such plan does not provide for any transfers of Shares during the Restricted Period (except as provided in clause (ix) above) and, provided further, that, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such a plan unless such filing, disclosure or announcement is required to comply Section 16(a) of the Exchange Act or Item 408 of Regulation S-K, (d) transfer Shares to Parent pursuant to arrangements under which Parent has the option to repurchase such Shares, (e) transfer or dispose of Shares or other securities acquired pursuant to a Subscription Agreement or issued in exchange for, on conversion of or exercise of, any securities issued pursuant to the Subscription Agreement, or (f) transfer or dispose of Shares acquired on the open market following the Effective Time.

Any attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the stock transfer books of Parent. In order to ensure compliance with the restrictions referred to herein, the Stockholder agrees that Parent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Stockholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

In the event that during the Restricted Period any holder of Parent’s securities that is subject to a substantially similar agreement entered into by such holder, other than the Stockholder, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the Stockholder shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar agreement.

Upon the release of any Shares from this letter agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates or the establishment of book entry positions at the Parent’s transfer agent representing the Shares without the restrictive legend above and the withdrawal of any stop transfer instructions at the Parent’s transfer agent.

The Stockholder understands that each of Parent and the Company is relying upon this letter agreement in proceeding toward consummation of the Merger. The Stockholder further understands that this letter agreement is irrevocable and is binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

[With respect to the Parent Post-Closing Financing (as defined in the Merger Agreement), the Stockholder waives any registration rights relating to registration under the Securities Act of the offer and sale of any Shares owned either of record or beneficially by the Stockholder, including any and all rights and notice rights set forth in any registration rights agreement or investors’ rights agreement to which the Stockholder and Parent may be a party.]

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

The Stockholder understands that if the Merger Agreement is terminated in accordance with its terms, the Stockholder will be released from all obligations under this letter agreement.

This letter agreement may be executed by electronic transmission (including .PDF format or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., DocuSign), which is deemed an original.

[Signature Page Follows]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

[Signature Page to Lock-up Agreement]